Davenport SAF-T Systems



Dear investors,

We have accomplished so much over the past year. Our biggest win is the development of our fully-functional SAF-T VEST prototype. We take great pride knowing that our technology will provide the greatest protection for our older loved ones. Crowdfunding absolutely saved us because we were at a crossroads. Without your investments, we may not be here today. Now, we can show the world what a SAF-T VEST can do for older adults. It's a major breakthrough in how we think about aging well and aging in place. Our biggest challenge was to find a way to build our prototype. Now that we've accomplished it, we are in a great position to convince major funders to back our efforts. This is a transformational moment in our journey. Our resolve to meet our goals has never been stronger. Thank you for believing in this cause.

We need your help!

There are so many ways! Perhaps our biggest priority is to continue to increase our visibility. I would ask all of our investors to continue to serve as our "champions." This means talking about your investment in the SAF-T VEST--why you made the decision, why you believe in our solution and encouraging others to learn more about our start-up. We are so thankful for each of our investors! They represent a base of support that we hope to grow organically into a full-fledged movement dedicated to the well-being of older adults.

Sincerely,

Ryan Davenport

Ryan Davenport
Co-founder and CEO, Davenport SAF-T Systems

Jay A. Davenport, M.D.
Chief medical officer

How did we do this year?

REPORT CARD

B+

☺ The Good

Our crowdfunding success supported enough engineeringto produce a fully-functioning SAF-T VEST prototype.

We applied and were selected to exhibit at the 2024 CES in Las Vegas.

Our prototype video and attendance at CES triggered positive news media coverage.

☹ The Bad

Although grateful for the funds raised through Wefunder, we fell a little short of our goal.

Sometimes the pace of our overall development slowed as we struggled to generate funding.

It was challenging to use our state grant money because to take advantage we needed to spend the dollars first then get reimbursed.

2023 At a Glance

January 1 to December 31



$12,803 +195%
Revenue



-$76,880
Net Loss



$5,939 +835%
Short Term Debt



$80,000
Raised in 2023



$194
Cash on Hand
As of 03/28/24

INCOME   BALANCE   NARRATIVE



● Revenues   ● Profit

US$4,339

US$12,803

-US$16,277

-US$76,880

2022   2023

Net Margin: -600%   Gross Margin: 0%   Return on Assets: -907%   Earnings per Share: -$0.31   Revenue per Employee: $12,803

Cash to Assets: 9%   Revenue to Receivables: ~   Debt Ratio: 282%

🗎 SAF-T_Financial_Statements.pdf   🗎 StatementofCashFlows.pdf   🗎 ProfitandLoss.pdf   🗎 BalanceSheet.pdf

We ❤ Our 88 Investors

Thank You For Believing In Us

Stasia Johnson Steinhagen	Mark Almquist	Richard Clement	Yeshwanth Sonnathi	Zemel Shropshire	Rachel Baygboe Heermann
George Simons	Leon Dingle	Marie Cheryl Molden	Rudolf Capek	Ash Wilkie	Classics Cast
Emily Theorin Trautwein	Kobe Cuppens	Laurel Guntzel	Shmuel Klein	Casimir Sienkiewicz	Angela Higgins
Mark Kreft	B Murphy	Circe Cox	Dianne Schmiesing	Jose Graciano	Russell Dowe
Kirsten H Blair	Keith O'Leary	Becky Maxwell	Jane Pennington	Christopher and La Vonne Moore	Lance Silverman, MD
Jason Crain	Laura Marie Symmes	Troy And Jill Linville	Steve McCarthy	Danny Lee	Chris Geissler
Ronald Zobenica	Amy Harris	Michael Booth	George Chresand	Courtney Johnson	Craig W Davies
Nagoor Haja	Phillip L. Davenport	Tighe M BELDEN	Steve Lah	Arthur Higinbotham	Maurice Blodgett
Brenda Jaye	Heather Kestly	Denis James Fitzgerald	Todd Olson	William Parrott	Nicholas Luciano
Geogy Philip	Alex Martinez	Tahir Ahmad	Beverly Smith-Patterson	Rose McKinney	David Bolkovac
Niki Pasricha	Mike Szabados	Darshan Patel	Sheila Logsdon	Anthony Ohotto	Vaishali Pannu
Nora Hanna	Mychaelyn Stanart	Kareem J. Watts	Dottie Gray		

Thank You!

From the Davenport SAF-T Systems Team






Ryan Davenport 🐦 in

Co-founder and CEO, Davenport SAF-T Systems

Ryan Davenport just keeps achieving key milestones. Among his wins: a U.S. patent, a working 1st gen prototype, a $28,000 Innovation Grant, 3 accelerator...



Jay A. Davenport, M.D. in

Co-founder, Chief Medical Officer

Jay A. Davenport, M.D. invented the SAF-T VEST, because fall prevention efforts fall short. As an orthopedic surgeon, he treated countless older patients with devastating fall...



Tanvi Bhatt, Ph.D. in

Lead Scientific Advisor

Dr. Bhatt is a professor of physical therapy and rehabilitation sciences at University of Illinois at Chicago...



Lance Silverman, M.D. 🐦 in

Clinical Advisor

Dr. Silverman is a board-certified member of the American Academy of Orthopaedic Surgeons and the...



Mae Davenport

Director of Research

Mae Davenport, Ph.D., is a professor at the University of Minnesota, and a social-behavioral human subjects...



Joel Prevost 🐦 in

Long-term Care Industry Advisor

Joel's experience in long-term care services spans more than 17 years. He's led campuses and communities including home...



Brian Kohlbeck in

Financial Consultant

Brian is CFO at Phillips Distilling Company. He has extensive corporate finance experience at General Mills, Best Buy, Lands'...



Ernest Grumbles 🐦 in

General Counsel

Ernest is an IP and business attorney representing innovation-driven startups and entrepreneurs. He works with...

Details

The Board of Directors

Director	Occupation	Joined
Ryan Davenport	CEO and manager @ Davenport SAF-T Systems	2017
Jay A. Davenport, M.D.	CMO and Company manager @ Davenport SAF-T Systems	2017

Officers

Officer	Title	Joined
Ryan Davenport	Co-founder, manager	2017
Jay A. Davenport, M.D.	Founder, Chief Medical Officer	2017

Voting Power ❓

Holder	Securities Held	Voting Power
Jay A. Davenport, M.D.	50,000 Common Units	20.3%

| Ryan Davenport | 150,000 Common Units | | | | 61.0% |

Past Equity Fundraises

Date	Amount	Security	Exemption
03/2017	$2,000	Safe	Regulation D, Rule 506(b)
03/2022	$3,000		Regulation D, Rule 506(b)
03/2022	$15,000		Regulation D, Rule 506(b)
12/2023	$80,000		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
03/21/2022	$3,000 ❓	6.0%	20.0%	None	03/21/2025
03/22/2022	$15,000 ❓	6.0%	20.0%	None	03/22/2025

Outstanding Debts

None.

Related Party Transactions

Name	Mae A. Davenport
Amount Invested	$2,000
Transaction type	Safe
Issued	03/20/2017
Valuation cap	None
Relationship	Sister

Discount provided was 50%.

Name	Mae A. Davenport
Amount Invested	$3,000
Transaction type	Convertible Note
Issued	03/21/2022
Interest	6.0 per annum
Discount rate	20.0
Maturity	03/21/2025
Valuation cap	$1,000,000
Relationship	Sister

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Units	246,000	246,000	Yes

Warrants: 0
Options: 0

Form C Risks:

Damage to our company brand may occur due to negative news media coverage, liability or other legal difficulties, security breaches or product inventory recalls.

Operating costs could increase to unforeseen levels due to expenses associated with scaling our operations, new regulations or certain economic factors.

Our intellectual property, including our U.S. Patent, could be challenged or infringed upon by another company, which could require significant legal expenditures to defend our proprietary design concepts.

Our future success could be challenged by unforeseen new government regulations and new laws which may inhibit our ability to expand and remain profitable.

We recognize there may be a need to raise approximately $2 million dollars in order to remain competitive in this industry.

The Company is attempting to bring a wearable fall protection system to market, but it is possible another company may introduce a similar technology which would hurt our potential sales revenue and ultimately require us to cease operations.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may not generate enough favorable performance data from pilot studies to justify a formal appeal to

Medicare for reimbursement.

The Company may encounter engineering or other technical challenges or product limitations that may dampen customer enthusiasm for our solution.

The Company may fail to generate sufficient sales revenue to keep the Company viable due to varying factors and as a result may cease operations.

Jay A. Davenport, M.D. is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of

the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of units.

As discussed in Question 13, when we engage in an offering of equity involving Unit, Investors may receive a number of units of Preferred Unit calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per unit for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $4,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding units of the Company's unit as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the units of equity securities of the Company issuable upon the conversion of the Notes or any other debt).

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Unit that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Unit are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will unit similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Davenport SAF-T Systems LLC

Minnesota Limited Liability Company
Organized January 2017
1 employees
4148 21st Ave S
Minneapolis MN 55407-3074 https://davenportsaftsystems.com/

Business Description

Refer to the Davenport SAF-T Systems profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Davenport SAF-T Systems is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less ∨

Say Hello!

Questions? Ideas? Love Letters?

Say something nice...



You're the first one here!

Early people don't usually get a prize, so here's a love letter from us.